# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DULUTH HOLDINGS INC., CIK 0001649744
CUSIP: 26443V101
Title of class of securities: Class B Common Stock, no par value per share
Address of issuer's principal executive offices: 201 EAST FRONT STREET, MOUNT HOREB, Wisconsin (WI), 53572
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001648407

## Reporting persons
- SCHLECHT STEPHEN L.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 10,585,788; shared voting power 0; sole dispositive power 10,585,788; shared dispositive power 0; aggregate amount beneficially owned 10,585,788 (30.1% of the class)

## Item 1. Issuer
Name of issuer: DULUTH HOLDINGS INC.
Address of issuer's principal executive offices: 201 EAST FRONT STREET, MOUNT HOREB, WISCONSIN, 53572

## Item 2. Person Filing
Name of person filing: Stephen L. Schlecht
Address of principal business office or, if none, residence:
201 East Front Street
Mount Horeb, Wisconsin 53572
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned:
The information contained in Items 5 - 11 on the cover page is incorporated herein by reference.

Shares reported consist of 3,364,200 shares of Class A Common Stock and 7,221,588 shares of Class B Common Stock held by Mr. Schlecht. The Class A Shares are held in the Duluth Holdings Inc. Voting Trust, of which Mr. Schlecht is the sole trustee. As sole trustee, he has sole voting and dispositive power with respect to these such shares.

Each share of Class A Common Stock reported is convertible at any time into one share of Class B Common Stock.
Percent of class:
The percentage calculated in Item 11 is based on the aggregate number of shares of Class A Common Stock beneficially owned by Mr. Schlecht, which is treated as converted into Class B Common Stock only for purposes of computing the percentage ownership of the Reporting Person.

The percentage calculated in Item 11 is based on 31,812,954 shares of Class B Common Stock outstanding as of December 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended October 27, 2024 and as filed with the SEC on December 6, 2024, plus the shares of Class A Common Stock beneficially owned by Mr. Schlecht, which are treated as converted into Class B Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

Each share of Class B Common Stock is entitled to one vote, and each share of Class A Common Stock is entitled to ten votes. There were 3,364,200 shares of Class A Common Stock outstanding as of December 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended October 27, 2024 and as filed with the SEC on December 6, 2024, all of which are beneficially owned by Mr. Schlecht. The percentage reported does not reflect the ten for one voting power of the Class A Common Stock.
Sole power to vote or to direct the vote: For information on voting and dispositive power with respect to the above listed shares, see items 5 - 9 on the cover page.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SCHLECHT STEPHEN L.: /s/ Stephen L. Schlecht, Stephen L. Schlecht (02/11/2025)